Exhibit 99.1

SOHU.COM REPORTS FIRST QUARTER 2025 UNAUDITED FINANCIAL RESULTS

BEIJING, May 19, 2025 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media platform and game business group, today reported unaudited financial results for the first quarter ended March 31, 2025.

First Quarter Highlights

•	Total revenues were US$136 million, down 3% year-over-year and up 1% quarter-over-quarter.

•	Marketing services[1] revenues were US$14 million, down 15% year-over-year and 27% quarter-over-quarter.

•	Online game revenues were US$117 million, flat year-over-year and up 7% quarter-over-quarter.

•

GAAP net income[2] attributable to Sohu.com Limited was US$182 million, compared with a net loss of US$25 million in the first quarter of 2024 and a net loss of US$21 million in the fourth quarter of 2024.

•

Non-GAAP[3] net loss attributable to Sohu.com Limited was US$16 million, compared with a net loss of US$22 million in the first quarter of 2024 and a net loss of US$15 million in the fourth quarter of 2024.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the first quarter of 2025, both our marketing services revenues and non-GAAP bottom line performance reached the high end of our previous guidance, while our online game revenues were well above our expectations. For the Sohu media platform, in addition to devoting efforts in product refinements and technology improvements, we continued to concentrate on strengthening the distinctive social features of our platform. Through various unique events, we were able to engage with more users, while promoting vigorous social interactions and distributions on our platform and generating massive premium content at the same time. Leveraging our competitive advantage as a mainstream media platform and our unique IPs, we proactively explored greater monetization opportunities. Our online games business also achieved a satisfactory performance, thanks to the high-quality content updates and continual improvements to our games.”

First Quarter Financial Results

Revenues

Total revenues were US$136 million, down 3% year-over-year and up 1% quarter-over-quarter.

Marketing services revenues were US$14 million, down 15% year-over-year and 27% quarter-over-quarter.

Online game revenues were US$117 million, flat year-over-year and up 7% quarter-over-quarter.

Gross Margin

Both GAAP and non-GAAP gross margin were 76%, compared with 77% in the first quarter of 2024 and 73% in the fourth quarter of 2024.

Both GAAP and non-GAAP gross margin for the marketing services business were 10%, compared with 1% in the first quarter of 2024 and 6% in the fourth quarter of 2024.

[1]

Starting in the first quarter of 2025, the Company has changed the name of its “brand advertising business,” as described in its previous annual and other reports with the U.S. Securities and Exchange Commission (the “SEC”), to the “marketing services business.” This change is intended to more accurately reflect the nature of the business, which consists primarily of advertising and other marketing-related services. The Company will also update the names of related financial measures and disclosures to align with this updated terminology.

[2]

In the first quarter of 2025, due to the expiration during the quarter of the statutory period for the U.S. Internal Revenue Service to conduct an examination of the Company’s filing in connection with a one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act, the Company fully reversed a tax expense that it had recognized as an uncertain tax position in the fourth quarter of 2018 upon the Company’s re-evaluation and adjustment of a tax expense initially recognized in the fourth quarter of 2017 with respect to the Toll Charge. This reversal resulted in recognition during the first quarter of 2025 of a previously unrecognized income tax benefit and reversal of related accrued interest in a total amount of approximately $199 million.

[3]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and the income tax benefit in connection with the Toll Charge and related accrued interest expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Both GAAP and non-GAAP gross margin for online games were 85%, compared with 88% in the first quarter of 2024 and 83% in the fourth quarter of 2024.

Operating Expenses

GAAP operating expenses were US$122 million, down 9% year-over-year and 1% quarter-over-quarter. Non-GAAP operating expenses were US$121 million, down 9% year-over-year and 1% quarter-over-quarter.

Operating Loss

Both GAAP and non-GAAP operating loss were US$19 million, compared with an operating loss of US$27 million in the first quarter of 2024 and an operating loss of US$25 million in the fourth quarter of 2024.

Income Tax Expense/(Benefit)

GAAP income tax benefit was US$189 million, compared with income tax expense of US$14 million in the first quarter of 2024 and income tax expense of US$14 million in the fourth quarter of 2024. In the first quarter of 2025, the Company reversed a tax expense that had been recognized as an uncertain tax position in previous years, and related accrued interest expense, in a total amount of approximately $199 million.

Non-GAAP income tax expense was US$10 million, compared with income tax expense of US$10 million in the first quarter of 2024 and income tax expense of US$10 million in the fourth quarter of 2024.

Net Income/(Loss)

GAAP net income attributable to Sohu.com Limited was US$182 million, or net income of US$6.07 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$25 million in the first quarter of 2024 and a net loss of US$21 million in the fourth quarter of 2024.

Non-GAAP net loss attributable to Sohu.com Limited was US$16 million, or a net loss of US$0.55 per fully-diluted ADS, compared with a net loss of US$22 million in the first quarter of 2024 and a net loss of US$15 million in the fourth quarter of 2024.

Liquidity and Capital Resources

As of March 31, 2025, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.2 billion.

Supplementary Information for Changyou Results4

First Quarter 2025 Operating Results

•

For PC games, total average monthly active user accounts[5] (MAU) were 2.3 million, an increase of 3% year-over-year and flat quarter-over-quarter. Total quarterly aggregate active paying accounts[6] (APA) were 1.0 million, an increase of 2% year-over-year and a decrease of 3% quarter-over-quarter.

•

For mobile games, total average MAU were 2.1 million, a decrease of 22% year-over-year and 17% quarter-over-quarter. Total quarterly APA were 0.4 million, an increase of 6% year-over-year and a decrease of 16% quarter-over-quarter. The year-over-year decrease in MAU was mainly due to the natural decline of Haikyu!!FLY HIGH, which was launched in Japan and South Korea during the first quarter of 2024. The year-over-year increase in APA was mainly from New Westward Journey and its international version Journey Renewed: Fate Fantasy, which were launched during recent quarters. The quarter-over-quarter decreases in MAU and APA were mainly due to the natural decline of Journey Renewed: Fate Fantasy.

First Quarter 2025 Unaudited Financial Results

Total revenues were US$118 million, a decrease of 1% year-over-year and an increase of 7% quarter-over-quarter. Online game revenues were US$117 million, flat year-over-year and an increase of 7% quarter-over-quarter.

[4]	“Changyou Results” consist of the results of Changyou’s online games business and its 17173.com Website.
[5]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[6]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Both GAAP and non-GAAP gross profit were US$99 million, compared with US$104 million for the first quarter of 2024 and US$92 million for the fourth quarter of 2024.

GAAP operating expenses were US$45 million, a decrease of 8% year-over-year and an increase of 1% quarter-over-quarter.

Non-GAAP operating expenses were US$45 million, a decrease of 9% year-over-year and an increase of 1% quarter-over-quarter.

GAAP operating profit was US$54 million, compared with US$55 million for the first quarter of 2024 and US$48 million for the fourth quarter of 2024.

Non-GAAP operating profit was US$55 million, compared with US$55 million for the first quarter of 2024 and US$48 million for the fourth quarter of 2024.

Recent Development

Under the previously-announced share repurchase program of up to US$150 million of the outstanding ADSs, Sohu had repurchased 5,484,160 ADSs for an aggregate cost of approximately US$67 million as of May 15, 2025.

Business Outlook

For the second quarter of 2025, Sohu estimates:

•	Marketing services revenues to be between US$16 million and US$17 million; this implies an annual decrease of 14% to 19%, and a sequential increase of 17% to 24%.

•	Online game revenues to be between US$96 million and US$106 million; this implies an annual decrease of 28% to 35%, and a sequential decrease of 10% to 18%.

•	Both non-GAAP and GAAP net loss attributable to Sohu.com Limited to be between US$20 million and US$30 million.

For the second quarter 2025 guidance, the Company has adopted a presumed exchange rate of RMB7.20=US$1.00, as compared with the actual exchange rate of approximately RMB7.11=US$1.00 for the second quarter of 2024, and RMB7.18=US$1.00 for the first quarter of 2025.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited and diluted net income/(loss) attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and the income tax benefit in connection with the Toll Charge and related accrued interest expense. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and the income tax benefit in connection with the Toll Charge and related accrued interest expense from the Company’s non-GAAP financial measures is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and the income tax benefit in connection with the Toll Charge and related accrued interest expense could not be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, and changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments do not involve subsequent cash outflow or are reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and also exclude the income tax benefit in connection with the Toll Charge and related accrued interest expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited, and diluted net income/(loss) attributable to Sohu.com Limited per ADS excluding share-based compensation expense is that this expense has been and can be expected to continue to recur in Sohu’s business. It is also possible that changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; and Sohu’s reliance on marketing services and online games for its revenues. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2024, and other filings with and information furnished to the SEC.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, May 19, 2025 (7:30 p.m. Beijing/Hong Kong time, May 19, 2025) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/.

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. Sohu operates one of the leading Chinese online media platforms and also engages in the online games business in the Chinese mainland. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of Sohu News App, Sohu Video App, the mobile portal m.sohu.com, the PC portal www.sohu.com, and the online games platform www.changyou.com/en/.

As a mainstream media platform with social features, Sohu is indispensable to the daily life of millions of Chinese, providing to a vast number of users a network of web properties and community based products, which offer a broad array of content such as news, information, text, picture, video, and live broadcasting. Sohu also attracts users to be highly engaged in content generation and distribution, and actively interact with each other on the platform. Sohu’s online games business is conducted by its subsidiary Changyou which develops and operates a diverse portfolio of PC and mobile games, such as the well-known Tian Long Ba Bu (“TLBB”) PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang

Sohu.com Limited

Tel: +86 (10) 6272-6645

E-mail: ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp

Christensen

Tel: +1 (480) 614-3004

E-mail: linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2025	Dec. 31, 2024	Mar. 31, 2024
Revenues:
Marketing services[7]	$13,725	$18,865	$16,070
Online games	117,347	109,859	117,812
Others	4,573	5,960	5,508

Total revenues	135,645	134,684	139,390

Cost of revenues:
Marketing services	12,341	17,787	15,848
Online games	18,136	18,133	14,482
Others	2,669	1,113	2,389

Total cost of revenues	33,146	37,033	32,719

Gross profit	102,499	97,651	106,671
Operating expenses:
Product development (includes share-based compensation expense of nil, nil, and $3, respectively)	62,972	61,584	66,209
Sales and marketing (includes share-based compensation expense of $1, $-1, and $4, respectively)	45,586	48,588	54,806
General and administrative (includes share-based compensation expense of $391, $243, and $77, respectively)	12,969	12,672	12,534

Total operating expenses	121,527	122,844	133,549

Operating loss	(19,028)	(25,193)	(26,878)
Other income, net	4,199	8,448	4,489
Interest income	7,708	8,632	11,358
Exchange difference	(119)	1,240	(19)

Loss before income tax expense	(7,240)	(6,873)	(11,050)
Income tax expense/(benefit)[8]	(189,391)	14,387	13,924

Net income/(loss)	182,151	(21,260)	(24,974)

Less: Net income/(loss) attributable to the noncontrolling interest shareholders	(9)	31	—
Net income/(loss) attributable to Sohu.com Limited	182,160	(21,291)	(24,974)

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$6.07	$(0.69)	$(0.76)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited[9]	30,008	30,799	33,033

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$6.07	$(0.69)	$(0.76)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	30,008	30,799	33,033

[7]	See footnote 1.
[8]	See footnote 2.
[9]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2025	As of Dec. 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$130,026	$159,927
Restricted cash	79	—
Short-term investments	745,696	744,498
Accounts receivable, net	49,402	53,762
Prepaid and other current assets	87,258	83,575

Total current assets	1,012,461	1,041,762

Fixed assets, net	250,148	252,860
Goodwill	46,965	46,944
Long-term investments, net	43,105	43,120
Intangible assets, net	6,472	7,695
Long-term time deposits	333,836	331,290
Other assets	10,494	10,995

Total assets	$1,703,481	$1,734,666

LIABILITIES
Current liabilities:
Accounts payable	$37,678	$36,043
Accrued liabilities	94,838	97,138
Receipts in advance and deferred revenue	50,111	51,007
Accrued salary and benefits	35,627	47,232
Taxes payables	17,189	14,225
Other short-term liabilities	79,009	76,322

Total current liabilities	$314,452	$321,967

Long-term other payables	2,863	2,807
Long-term tax liabilities	290,707	485,545
Other long-term liabilities	1,289	1,659

Total long-term liabilities	$294,859	$490,011

Total liabilities	$609,311	$811,978

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,093,826	922,335
Noncontrolling interest	344	353

Total shareholders’ equity	$1,094,170	$922,688

Total liabilities and shareholders’ equity	$1,703,481	$1,734,666

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2025					Three Months Ended Dec. 31, 2024					Three Months Ended Mar. 31, 2024
	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP
		—	(a	)			—	(a	)			0	(a	)

Marketing services gross profit	$1,384	$—			$1,384	$1,078	$—			$1,078	$222	$0			$222

Marketing services gross margin	10%				10%	6%				6%	1%				1%

		—	(a	)			—	(a	)			0	(a	)

Online games gross profit	$99,211	$—			$99,211	$91,726	$—			$91,726	$103,330	$0			$103,330

Online games gross margin	85%				85%	83%				83%	88%				88%

		—	(a	)			—	(a	)			—	(a	)

Others gross profit	$1,904	$—			$1,904	$4,847	$—			$4,847	$3,119	$—			$3,119

Others gross margin	42%				42%	81%				81%	57%				57%

		—	(a	)			—	(a	)			0	(a	)

Gross profit	$102,499	$—			$102,499	$97,651	$—			$97,651	$106,671	$0			$106,671

Gross margin	76%				76%	73%				73%	77%				77%

Operating expenses	$121,527	$(392)	(a	)	$121,135	$122,844	$(242)	(a	)	$122,602	$133,549	$(84)	(a	) $	133,465

		392	(a	)			242	(a	)			84	(a	)

Operating loss	$(19,028)	$392			$(18,636)	$(25,193)	$242			$(24,951)	$(26,878)	$84			$(26,794)

Operating margin	-14%				-14%	-19%				-19%	-19%				-19%

Income tax expense/(benefit)	$(189,391)	$199,018	(c	)	$9,627	$14,387	$(3,961)	(c	)	$10,426	$13,924	$(3,691)	(c	)$	10,233

		392	(a	)			242	(a	)			84	(a	)
		—					2,087	(b	)			(398)	(b	)
		(199,018)	(c	)			3,961	(c	)			3,691	(c	)

Net income/(loss) before non-controlling interest	$182,151	$(198,626)			$(16,475)	$(21,260)	$6,290			$(14,970)	$(24,974)	$3,377			$(21,597)

		392	(a	)			242	(a	)			84	(a	)
		—					2,087	(b	)			(398)	(b	)
		(199,018)	(c	)			3,961	(c	)			3,691	(c	)

Net income/( loss) attributable to Sohu.com Limited for diluted net loss per share/ADS	$182,160	$(198,626)			$(16,466)	$(21,291)	6,290			(15,001)	$(24,974)	3,377			(21,597)

Diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	$6.07				(0.55)	$(0.69)				(0.49)	$(0.76)				(0.65)

Shares/ADSs used in computing diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	30,008				30,008	30,799				30,799	33,033				33,033

Note:

(a)	Share-based compensation expense
(b)	Change in the fair value of the Company’s investments
(c)	Reversal of the tax expense in connection with the Toll Charge and related accrued interest expense